SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AXONYX INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05461R101

(CUSIP Number)

Annual Filing Requirement

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05461R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Albert David Angel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,250,154 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 1,250,154 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,154 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Axonyx Inc.
	(b)	Address of Issuer's Principal Executive Offices 825 Third Avenue, 40th Floor, New York, NY 10022

Item 2.
	(a)	Name of Person Filing Albert David Angel
	(b)	Address of Principal Business Office or, if none, Residence 825 Third Avenue, 40th Floor, New York, New York 10022
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $.001 per share
	(e)	CUSIP Number 05461R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:   Albert D. Angel beneficially owns 1,250,154 shares of Common Stock of which 630,000 shares are issuable upon exercise of currently vested stock options, and 8,000 shares are issuable upon exercise of common stock purchase warrants.

(b) Percent of class: 5.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,250,154 shares
(ii) Shared power to vote or to direct the vote 0 shares
(iii) Sole power to dispose or to direct the disposition of 1,250,154 shares
(iv) Shared power to dispose or to direct the disposition of 0 shares

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification Not Applicable.

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 10, 2003
Date
/s/ Albert D. Angel
Signature
Albert D. Angel
Name/Title